

October 4, 2013

Via E-mail
Michael P. Gregoire
Chief Executive Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

   Re: CA, Inc.
     Form 10-K for the Fiscal Year Ended March 31, 2013
     Filed May 9, 2013
     File No. 001-09247

Dear Mr. Gregoire:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Stephen Krikorian for

             Katherine Wray
             Attorney-Advisor